Filed by Global Entertainment Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934

Subject Company: Cragar Industries, Inc.
Commission File No.: 1-12559

	NEWS	RELEASE	COMPANY CONTACTS:
Cragar Industries, Inc. 4620 East Arcadia Lane Phoenix, Arizona 85018 Michael L. Hartzmark, Ph.D. Chairman & CEO (480) 596-6483
INVESTOR/PRESS CONTACT:
Rudy R. Miller Chairman & CEO The Miller Group 4909 East McDowell Road Phoenix, Arizona 85008 (602) 225-0504			Global Entertainment Corporation 5111 North Scottsdale Road, #108 Scottsdale, Arizona 85250 Richard Kozuback President & CEO (480) 949-8600

CRAGAR INDUSTRIES SIGNS DEFINITIVE MERGER AGREEMENT WITH

GLOBAL ENTERTAINMENT CORPORATION

PHOENIX, ARIZONA and SCOTTSDALE, ARIZONA, June 13, 2003 – Michael L. Hartzmark, Chairman and Chief Executive Officer of Cragar Industries, Inc. (OTC-BB: CRGR.OB), and Richard Kozuback, President and Chief Executive Officer of Global Entertainment Corporation, a private company, jointly announced that Cragar, the licensor of nationally recognized CRAGAR branded automotive and toy products, and Global Entertainment Corporation, a diversified sports management, arena development and licensing company, have entered into a definitive agreement and plan of merger. Under the agreement that was approved by the boards of both companies, each share of Cragar common stock will be converted into approximately 0.21 of a share of Global Entertainment common stock. Upon consummation, Cragar shareholders will hold approximately 21% of the outstanding stock of Global Entertainment and Cragar will become a wholly owned subsidiary of Global Entertainment. In addition, the agreement calls for a portion of Cragar’s debt to be converted into Global Entertainment common stock with the balance of the debt to either be converted into Global Entertainment common stock or assumed by Global Entertainment at the holder’s election prior to closing. The merger transaction is structured to be tax free to the shareholders of Cragar.

Global Entertainment will file an S-4 registration statement with the Securities and Exchange Commission (SEC) to register Global Entertainment common stock for issuance in the merger. The completion of the merger is subject to effectiveness of Global Entertainment’s S-4 registration with the SEC and any applicable blue sky registration or qualification, the approval of the merger by 66 2/3% of Cragar’s outstanding shares of common stock and other customary conditions. Stockholders of Cragar owning a total of approximately 39% of Cragar’s outstanding common stock have agreed to vote in favor of the merger. Assuming the approval of Cragar stockholders and the satisfaction of various other conditions, the merger is expected to close in the third quarter of 2003.

     CRAGAR INDUSTRIES, INC. and GLOBAL ENTERTAINMENT CORPORATION
     Jointly Announce the Signing of a Definitive Merger Agreement
     June 13, 2003

After the merger, Global Entertainment will increase its board membership to seven with the addition of Dr. Hartzmark and Mark Schwartz, President and Chief Executive Officer of G&S Metal Products, Inc. of Cleveland, Ohio, a member of Cragar’s board since 1993.

Dr. Hartzmark stated, “We are extremely excited about this merger with Global Entertainment. We believe that with Global’s effective leadership and licensing savvy, the merger will help to revitalize the CRAGAR brand and return it to the glory of days past. Having begun the process of extending the CRAGAR brand beyond wheels to other automotive products, we believe the stability and direction that Global brings will accelerate this process. Finally, by becoming part of a larger and growing organization our shareholders may see a greater degree of liquidity, and hopefully the stock appreciation they desire.”

Mr. James Treliving, Chairman of the Board of Global Entertainment Corporation, commented, “The announcement of the pending merger with Cragar Industries comes after an extensive search for a quality company with a national brand, such as the CRAGAR name, to further diversify our revenue stream. In addition, the merger with Cragar, a public company, provides the vehicle for Global’s common stock to ultimately become publicly traded, a goal we have previously communicated to Global hareholders. Relevant materials on the merger are in process for filing with the Securities and Exchange Commission.”

Mr. Kozuback added, “We are pleased with this excellent opportunity and look forward to applying our expertise in the marketing and licensing industry to this high-quality, nationally recognized brand name. CRAGAR, a name synonymous with the muscle car era of the 60s for top of the line classic wheel rims, is well known today in the automobile aftermarket industry. With today’s popularity in revitalizing classic brands, the CRAGAR name can be applied to a broad spectrum of products with the potential to go well beyond its current market focus.

We will coordinate our activities and strategy for CRAGAR branded products with our Global Entertainment Marketing Systems subsidiary,” Kozuback concluded.

Phoenix-based Miller Capital Corporation, a part of The Miller Group, acted as financial advisor to Cragar Industries in the transaction and will remain involved as an advisor with the merged entity.

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     CRAGAR INDUSTRIES, INC. and GLOBAL ENTERTAINMENT CORPORATION
     Jointly Announce the Signing of a Definitive Merger Agreement
     June 13, 2003

About Global

Global Entertainment is a diversified sports management, arena development and licensing company that through its subsidiary WPHL, in a joint operating agreement with the Central Hockey League (CHL), is the operator and franchisor of professional minor hockey teams in eight states. Its International Coliseum Corporation subsidiary designs, manages the construction of and acts as facility’s manager for multipurpose sports and entertainment arenas with an average seating capacity of 5,400 in mid-market communities. The Global Entertainment Marketing System subsidiary presently handles all licensing and marketing operations.

About Cragar

Cragar Industries, is the licensor of the CRAGAR®, TRU=SPOKE®, CRAGAR S/S® and STREET PRO® brand names and receives royalties through licensing arrangements with companies that manufacture, sell and distribute various types of licensed wheels, wheel related products, toys and other automotive products.

Additional Information About the Merger and Where to Find It

In connection with Global Entertainment’s proposed acquisition of Cragar, Global Entertainment intends to file a registration statement (including a prospectus) and Cragar intends to file a proxy statement with the SEC. INVESTORS AND SECURITY HOLDERS OF CRAGAR ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GLOBAL ENTERTAINMENT, CRAGAR, AND THE MERGER. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Global Entertainment or Cragar with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by directing a request to Cragar Industries, Inc., 4620 East Arcadia Lane, Phoenix, Arizona 85018, Attn: President.

Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Cragar and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Cragar in favor of the acquisition. Information about the executive officers and directors of Cragar and their ownership of Cragar common stock is set forth in the Form 10-K of Cragar, which was filed with the SEC on March 31, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Cragar and its executive officers and directors in the merger by reading the proxy statement/prospectus regarding the merger when it becomes available.

     CRAGAR INDUSTRIES, INC. and GLOBAL ENTERTAINMENT CORPORATION
     Jointly Announce the Signing of a Definitive Merger Agreement
     June 13, 2003

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Cautionary Statement

This press release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”) and Cragar and Global Entertainment claim the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believe,” “potential,” “intend” or “expected,” and do not reflect historical facts. Specific forward-looking statements contained in this press release include, but are not limited to those that relate to consummation of the merger and the expected benefits of the merger, together with any other statements that are not historical. These statements are based on management’s current expectations and involve risks and uncertainties which include, among others, whether the conditions to the merger will be satisfied. Cragar and Global Entertainment wish to caution the reader that these factors, as well as other factors described in Cragar’s SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

Other factors that may affect forward-looking statements and the combined company’s business generally include but are not limited to:

•	Global Entertainment’s inability to integrate Cragar into its operations;

•	Global Entertainment’s inability to revitalize or further develop the CRAGAR name;

•	A downturn in the sports entertainment industry or the automotive products markets;

•	Risk factors and cautionary statements made in Cragar’s Annual Report on Form 10-K for the period ended December 31, 2002; and

•	Other factors that Cragar and Global Entertainment are currently unable to identify or quantify, but may exist in the future.

Forward-looking statements speak only as of the date the statement was made. Cragar and Global Entertainment do not undertake and specifically decline any obligation to update any forward-looking statements.

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